Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 15, 2015

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Mr. Eric McNealy

Re:	Request for Post-Acceptance Correction for Cornerstone Total Return Fund, Inc. (“Registrant”)
CIK Number 0000033934, With Respect to N-2/A Filed July 14, 2015

Dear Mr. McNealy:

On behalf of the above-referenced Registrant, we hereby request that the file number assigned by the EDGAR system to the N-2/A filed on July 14, 2015 (Accession No. 0001398344-15-004476, Film No. 15987961) be changed from File Number 333-191119 to File Number 333-198846 in order for the file to correspond with the File Number assigned to the Registrant’s Form N-2 Filing on September 19, 2014 (File No. 333-198846). The N-2/A was filed for the purpose of responding to Staff’s comments received on July 14, 2015.  The N-2/A contained the correct N-2 File Number (333-198846) in the filing but was inadvertently transmitted by our EDGAR filing agent with the incorrect file number.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell